Exhibit 21

Subsidiaries of Prescient Applied Intelligence, Inc.

1.	Prescient Systems Limited (a U.K. company)

2.	Prescient Systems, Inc. (a Delaware corporation)

3.	viaLink Operations, Inc. (a Pennsylvania corporation)